SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

HealthTronics Surgical Services, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number)

Brad A. Hummel

President and Chief Executive Officer

Prime Medical Services, Inc.

1301 S. Capital of Texas Highway, Suite B-200

Austin, Texas 78746

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP NO. 42222L107	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRIME MEDICAL SERVICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,597,364* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,364*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%**
14	TYPE OF REPORTING PERSON CO

*	Represents (i) 1,334,364 shares of HealthTronics common stock, and (ii) 263,000 shares of HealthTronics stock issuable upon exercise of options. See discussion at Item 5.
**	Based on the number of shares outstanding as of June 11, 2004, as disclosed to HealthTronics by Prime in the Merger Agreement (as such terms are defined).

Item 1. Security and Issuer

This statement relates to the common stock, no par value, of HealthTronics Surgical Services, Inc., a Georgia corporation (the “Issuer” or “HealthTronics”). The Issuer has its principal executive offices at 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062.

Item 2. Identity and Background

(a) - (c). This statement on Schedule 13D is being filed by Prime Medical Services, Inc., a Delaware corporation (“Prime”). The address of the principal office and business of Prime is 1301 South Capital of Texas Highway, Suite B-200, Austin, Texas 78746. Prime provides lithotripsy services and designs and manufactures trailers and coaches for transporting medical equipment and equipment for the media and broadcast industry. Lithotripsy is a non-invasive procedure for treating kidney stones. Prime also provides services related to the operation of lithotripters, including scheduling, staffing, training, quality assurance, maintenance, regulatory compliance and contracting with payors, hospitals and surgery centers. Prime also markets fixed and mobile tables for urological treatments and imaging, patient handling tables for use by pain management clinics and other users, and x-ray generators for medical imaging. Information with respect to the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated by reference herein.

(d) - (e). During the last five years, neither Prime nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of each of the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

To induce Prime to enter into the Agreement and Plan of Merger, dated June 11, 2004, by and among Prime and HealthTronics (the “Merger Agreement”), a shareholder of HealthTronics entered into a voting agreement with HealthTronics and Prime with respect to certain shares of HealthTronics common stock beneficially owned by such shareholder. Prime has not paid additional consideration to such shareholder in connection with the execution and delivery of the voting agreement. For a description of the voting agreement, see “Item 4. Purpose of the Transaction” below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (b). Pursuant to the Merger Agreement, Prime will merge with and into HealthTronics (the “Merger”) and the surviving entity (the “Surviving Corporation”) will be HealthTronics.

As a result of the Merger, HealthTronics will continue as a public corporation and Prime’s existence will cease. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the shareholders of Prime and HealthTronics. Reference is made to the terms and conditions set forth in the Merger Agreement, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Prime and HealthTronics entered into a voting agreement, dated June 11, 2004, by and among Prime, HealthTronics and Argil J. Wheelock, Chairman of the Board and Chief Executive Officer of HealthTronics (the “Voting Agreement”), whereby Dr. Wheelock shall, including by executing a written consent solicitation if requested by Prime, vote (or cause to be voted) the shares of HealthTronics common stock held by Dr. Wheelock: (a) in favor of the Merger, the adoption by HealthTronics of the Merger Agreement and the approval of the terms thereof and each of the other transactions expressly contemplated by the Merger Agreement and (b) against any transaction, agreement, matter or Wave Acquisition Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Merger Agreement.

The purpose of the Voting Agreement is to facilitate the merger of Prime with and into HealthTronics, pursuant to the terms of the Merger Agreement. As such, the Voting Agreement terminates automatically immediately upon the termination of the Merger Agreement.

(c). Not applicable.

(d). Immediately after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the members of the Board of Directors of the Surviving Corporation shall be increased to eleven (11), six (6) of which shall be designated by Prime, four (4) of which shall be designated by HealthTronics, and one (1) of which shall be designated by the Prime designees, as a group, and the HealthTronics designees, as a group.

(e). Immediately prior to the Merger, the HealthTronics articles of incorporation shall be amended to increase the number of authorized shares of common stock of the Surviving Corporation as described in the Merger Agreement.

(f). Not applicable.

(g). In connection with the Merger, the HealthTronics articles of incorporation and bylaws immediately before the Merger will become the Surviving Corporation’s articles of incorporation and bylaws immediately after the Merger. The corporate existence of Prime will cease.

(h). Not applicable.

(i) – (j). Not applicable.

Except as indicated in this statement on Schedule 13D, Prime has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) - (b). Prior to June 11, 2004, Prime was not the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of any shares of HealthTronics common stock.

As a result of entering into the Voting Agreement, Prime may be deemed to share the power to vote, and to be the beneficial owner of, 1,334,364 shares of HealthTronics common stock and options to purchase 263,000 shares of HealthTronics common stock beneficially owned by Dr. Wheelock. Together these interests represent a total of 1,597,364 shares (the “Shares”), or approximately 12.6% of HealthTronics’ outstanding common stock. According to the Merger Agreement, the number of shares of HealthTronics common stock outstanding as of June 11, 2004 was 12,383,855. The foregoing beneficial ownership calculation is based upon the representations of HealthTronics and Dr. Wheelock in the Merger Agreement and the Voting Agreement, respectively.

Notwithstanding the foregoing, however, Prime (i) is not entitled to any rights as a shareholder of HealthTronics with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. Prime does not own any shares of HealthTronics common stock. Prime hereby disclaims beneficial ownership of any shares of HealthTronics common stock (including the Shares, which include any shares of HealthTronics common stock from the exercise of any of the options), and nothing contained in this statement on Schedule 13D shall be construed as an admission that Prime is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

(c). Except as described herein, there have been no transactions in shares of HealthTronics common stock by Prime, or, to the best of Prime’s knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) - (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the matters set forth herein in response to Items 3 and 4 above, Prime is not, and, to the best of Prime’s knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HealthTronics, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2004, by and among Prime Medical Services, Inc., and HealthTronics Surgical Services, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Prime on June 14, 2004).

Exhibit 2	HealthTronics Surgical Services, Inc. Voting Agreement dated as of June 11, 2004, by and among Prime Medical Services, Inc., HealthTronics Surgical Services, Inc. and Argil J. Wheelock, M.D. (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Prime on June 14, 2004).

SCHEDULE A

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

OF PRIME MEDICAL SERVICES, INC.

Set forth below is the name, title, business address and citizenship of each director and executive officer of Prime.

Name	Title	Business Address	Citizenship
Brad A. Hummel	President, Chief Executive Officer and a Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

John Q. Barnidge	Chief Financial Officer and Senior Vice President	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

James S. B. Whittenburg	Senior Vice President— Development, General Counsel and Secretary	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Joseph Jenkins, M.D.	President of Urology Division	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Phillip J. Supple	President of Manufacturing Division	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Richard A. Rusk	Vice President and Controller	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Kenneth S. Shifrin	Chairman of the Board	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

R. Steven Hicks	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Perry M. Waughtal	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Carl S. Luikart, M.D.	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Michael R. Nicolais	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

William A. Searles	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

Michael J. Spalding, M.D.	Director	1301 S. Capital of Texas Highway, Suite B-200, Austin, Texas 78746	U.S.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2004	PRIME MEDICAL SERVICES, INC.

	By:	/s/ James Whittenburg
James Whittenburg Senior Vice President—Development, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2004, by and among Prime Medical Services, Inc., and HealthTronics Surgical Services, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Prime on June 14, 2004).

Exhibit 2	HealthTronics Surgical Services, Inc. Voting Agreement dated as of June 11, 2004, by and among Prime Medical Services, Inc., HealthTronics Surgical Services, Inc. and Argil J. Wheelock, M.D. (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Prime on June 14, 2004).